November 16, 2015	Heath D. Linsky 404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

Coy Garrison, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Carter Validus Mission Critical REIT II, Inc.
Post-Effective Amendment No. 6 to Registration Statement on Form S-11
Filed October 13, 2015
File No. 333-191706

Dear Mr. Garrison:

On behalf of Carter Validus Mission Critical REIT II, Inc. (the “Company”), please find transmitted herewith for filing the Company’s responses to comments of the Staff delivered orally by the Securities and Exchange Commission (the “Commission”) on October 23, 2015. The headings and numbered paragraphs below correspond to the comments provided. References to page numbers are to pages of the Company’s final prospectus (the “Prospectus”) that is part of the Company’s Registration Statement on Form S-11 (Registration No. 333-191706) (the “Registration Statement”), filed with the Commission on November 16, 2015 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”).

1.	Please revise your description of the status of the offering on page 171 of the Prospectus to disclose the amount of proceeds received from the sale of Class A shares to date and the amount of both Class A and Class T shares remaining to be offered.

Response: The Company has updated the disclosure regarding the status of the offering on page 171 of the Prospectus to include the amount of proceeds received from the sale of Class A shares to date and the amount of Class A and Class T shares remaining for sale in the primary offering.

2.	Please revise the disclosure on page 5 of the Prospectus under the question and answer in the “Prospectus Summary” section entitled “What is the difference between Class A and Class T shares being offered?” to state how long a Class T shareholder should expect to pay the distribution fee as well as the aggregate amount the shareholder should expect to pay before reaching the 10.0% cap on underwriting compensation under the rules of the Financial Regulatory Authority, Inc. (“FINRA”).

Coy Garrison

Securities Exchange Commission

November 16, 2015

Response: The Company respectfully submits that the Staff’s comment with regard to how long Class T stockholders should expect to pay distribution fees depends on a number of factors that are not within the Company’s control, such as the pace of fundraising and the portion of shares sold that are Class A compared to Class T. Although it is not possible to estimate how long individual Class T stockholders will pay distribution fees, distribution fees on Class T shares may not be paid longer than four years following the first Class T purchase in the Company’s primary offering. As a result, the maximum amount of distribution fees that a Class T stockholder may pay is approximately $0.38 assuming a $9.574 share price. Investors who subscribe for Class T shares after the first Class T purchase, however, will pay lower aggregate distribution fees. The Company has added language to this effect under the question and answer in the “Prospectus Summary” section on page 5 of the Prospectus entitled “What is the difference between Class A and Class T shares being offered?”

3.	We note your disclosure on page 5 of the Prospectus that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds thereof, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Please revise to clarify, if true, that NAV will be determined as a whole for both Class A and Class T based on the aggregate assets and then any differences in NAV attributable to each class will be determined.

Response: At the time the Company determines an estimated value per share, it expects that it will calculate the estimated value of the Company as a whole by subtracting total liabilities from total assets and making any adjustments to Class A and Class T shares, as necessary. The Company included disclosure in the section captioned “Q: What is the difference between Class A and Class T shares being offered?” beginning on page 5 of the Prospectus and in the “Description of Securities” section of the Prospectus, in response to the Staff’s comment, indicating that the estimated value is expected to be calculated on a company-wide basis with any adjustments made to Class A and Class T shares, if necessary.

4.	We note that in the Use of Proceeds table, you assume that 100% of the shares sold in the primary offering will be Class A shares. Please provide the basis for this assumption and also consider adding an allocation for Class T shares.

Response: The Company advises the Staff that it has revised the Prospectus to assume that, for purposes of the Estimated Use of Proceeds table, 80% and 20% of common shares sold in the primary offering are Class A shares and Class T shares, respectively. This assumption is based on discussions with SC Distributors, LLC, the dealer manager for the Company’s offering, and on discussions with the broker dealer firms that are selling the Company’s securities. The assumption also takes into account the number of Class A shares sold to date. The Company has added the following sentence to the “Estimated Use of Proceeds” section of the Prospectus: “We have assumed what percentage of shares of each class will be sold based on discussions with the Dealer Manager and participating broker-dealers, but there can be no assurance as to how many shares of each class will be sold.”

Coy Garrison

Securities Exchange Commission

November 16, 2015

5.	Please revise the tabular disclosure on page 106 to distinguish between accrued and unpaid compensation.

Response: The Company advises the Staff that it has updated the tabular disclosure on page 106 of the Prospectus to include columns showing the amounts that have been accrued but were unpaid as of the respective periods presented in the tables.

6.	We refer to the table on page 106 of the Prospectus that provides that the cumulative amount of dealer manager fees and selling commissions incurred by the Company as of June 30, 2015 was $8,767,000 and $19,030,000, respectively. However, the fourth paragraph on page 107 of the Prospectus states that “[d]uring the six months ended June 30, 2015, we paid our dealer manager approximately $21,321,000 in selling commissions and dealer manager fees. . . .” Please reconcile or explain any discrepancies.

Response: The Company notes that the table on page 106 of the Prospectus provides cumulative amounts that have been paid or are payable to the Advisor and its affiliates as of June 30, 2015. The narrative disclosure referenced by the Staff on page 107 provides the amount of selling commissions and dealer manager fees paid to the Dealer Manager during the six month period ended June 30, 2015, and is not a cumulative figure.

*            *             *            *            *

If you have any questions on the foregoing, please contact the undersigned at 404-504-7691.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky

cc:	John E. Carter
Lisa Drummond